Via Facsimile and U.S. Mail
Mail Stop 6010


June 15, 2005


Mr. Edward L. Rand, Jr.
Chief Financial Officer
ProAssurance Corporation
100 Brookwood Place
Birmingham, AL 35209

Re:	ProAssurance Corporation
	Form 10-K for the fiscal year ended December 31, 2004
	File No. 001-16533

Dear Mr. Rand,

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

						Sincerely,


								Joel Parker
								Accounting Branch Chief